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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

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                                 SCHEDULE 14D-9

                               (AMENDMENT NO. 1)

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                         MDL INFORMATION SYSTEMS, INC.
                           (Name of Subject Company)

                         MDL INFORMATION SYSTEMS, INC.
                       (Name of Person Filing Statement)

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                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

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                                  55267R 10 2
                     (CUSIP Number of Class of Securities)

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                                Steven D. Goldby
                            Chief Executive Officer
                         MDL Information Systems, Inc.
                             14600 Catalina Street
                         San Leandro, California 94577
                                 (510) 895-1313
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications
                   on Behalf of the Person Filing Statement)

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                                   Copies to:
                            Jay K. Hachigian, Esq.
                     Gunderson, Dettmer Stough Villeneuve
                           Franklin & Hachigian, LLP
                            155 Constitution Drive
                         Menlo Park, California  94025
                                (415) 321-2400

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                                 INTRODUCTION

    This Amendment No. 1 (the "Amendment") amends the Solicitation/ Recommendation Statement on Schedule 14D-9 of MDL Information Systems, Inc., filed with the Securities and Exchange Commission on March 28, 1997 by the persons filing this Amendment as set forth below:

Item 1.  Security and Subject Company.
         No change.

Item 2.  Tender Offer of the Bidder.
         No change.

Item 3.  Identity and Background.
         (a)  No change.
         (b)  No change.

Item 4.  The Solicitation or Recommendation.
         (a)  No change.
         (b)  No change.

Item 5.  Persons Retained, Employed or to be Compensated.
         No change.

Item 6.  Recent Transactions and Intent with Respect to Securities.
         (a)  No change.
         (b)  No change.

Item 7.  Certain Negotiations and Transactions by the Subject Company.
         (a)  No change.
         (b)  No change.

Item 8.  Additional Information to be Furnished.
         No change.

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Item 9.  Material to be Filed as Exhibits.
         No change except the following exhibit is amended to include Schedule I as defined therein.

(a)(1)Offer to Purchase dated March 23, 1997.

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    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                                  MDL INFORMATION SYSTEMS, INC.



                                  BY: /s/ STEVEN D. GOLDBY
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                                     Steven D. Goldby
                                     Chief Executive Officer

Dated: April 4, 1997

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